

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

Via E-mail
Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals
12270 Wilkins Avenue
Rockville, MD 20852

> **Re:** **Nabi Biopharmaceuticals**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 23, 2012**
> **File No. 001-35285**

Dear Dr. Fahim:

We have reviewed your filing and have the following comments. Please revise your filing and future filings as appropriate.

1. On page 80 of the merger proxy you estimate liquidation expenses of $13.5 million to make provision for existing and known potential claims and liabilities. Please provide us with a reasonably itemized statement of these estimated liquidation expenses.

2. In two contexts you cite Mangrove's decision to tender its shares in the issuer tender offer that was completed on July 30, 2012 and the company's resulting purchase of 2.74 million of Mangrove's outstanding shares. In each context, please revise your disclosure to explicitly provide the full context for such statements and, rather than implying a particular conclusion, clearly state your beliefs and conclusions with respect to Mangrove's decision to tender its shares at the price that it specified. We note that Mangrove's price election may have reflected its views as to whether the merger was likely to be approved by other shareholders.

3. Please provide support for your statement that Biota's shares are "undervalued and thinly traded on the ASX."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals
August 27, 2012
Page 2

        Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

                                            Sincerely,

                                            /s/ David L. Orlic

                                            David L. Orlic
                                            Special Counsel
                                            Office of Mergers and Acquisitions

cc: Via E-mail
        Joseph E. Gilligan, Esq.
        Hogan Lovells US LLP